Press Release

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Technologies & Bioressources Inc.

Increases Sales by 61% for Q1, 2005.

Laval, Quebec CANADA, October 26, 2005 – Neptune Technologies & Bioressources Inc. (TSX-V: NTB), active in the field of high value-added natural product extraction from marine biomasses, such as krill, is pleased to announce its results for the first quarter ended August 31st, 2005.  Neptune shows a fifth consecutive quarter with a positive EBITDA.

For the first Quarter ended August 31st 2005, Neptune’s sales and EBITDA reached $1,822,000 and $342,000 respectively representing an increase of 61% and 127% from Q1 2004 results.  Neptune recorded, for Q1 2005, a loss of $390,000 or $0.015 per share, which is similar to the loss recorded in Q1 2004.

The comparable loss is mainly explained by a lower operational cost from last year while the production plant was temporarily closed, and by an increase in Neptune’s commercialization expenses in order to accelerate new market penetration, as well as non-recurring expenses which are adjustments of the accounting value of the granted options and to the leasehold improvement depreciation amounts, encountered during the current quarter.

André Godin, C.A., Vice President, Administration and Finance at Neptune Technologies & Bioressources Inc. stated, “The Company maintained its growth trend in both its sales and EBITDA results, it is our fifth consecutive quarter during which Neptune recorded a positive EBITDA.” Godin continued to say, “The management is entirely focused and dedicated to shareholder’s wealth and we are certainly accomplishing value for our shareholders.”

This press release is available on the Company's on-line Investor Relations HUB for investor commentary, feedback and questions.  Investors are invited to visit http://www.agoracom.com/ir/neptune to post questions and receive answers.  Investors are also invited to e-mail any questions regarding the Company directly to NTB@AGORAcom.com Potential investors may also use this address to request being added to the Neptune Technologies investor e-mail list.

About Neptune Technologies & Bioressources Inc. http://www.neptunebiotech.com

Neptune Technologies & Bioressources Inc. develops high value added nutritional products from underexploited marine biomasses, such as krill, with its patented extraction process (Neptune OceanExtract™).  Using an exclusive process, Neptune Technologies & Bioressources Inc. is well positioned in the $182 billion global nutrition market (Nutrition Business Journal, Oct/Nov 2004) of health and wellness concepts.  Natural biomass extraction is now playing an important role in developing nutrigenomics, the next wave in nutritional research. Through strategic alliances and partnerships, as well as through clinical studies, the Company continues to demonstrate the immense beneficial effects of these products.  The Company develops and markets new formulas and new products for specific applications in high growth markets such the nutraceutical, cosmeceutical, biopharmaceutical, and nutrigenomics markets.

FORWARD-LOOKING STATEMENTS:

Except for statements of historical fact, all statements in this news release - including, without limitation, statements regarding forecasts, plans and objectives of Neptune Technologies & Bioressources Inc. - are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

The stock Exchange has not reviewed and does not accept responsibility for the adequacy and accuracy of this news release.

Corporate Inquiries

Henri Harland
henrih@neptunebiotech.com
President & C.E.O.

Investor Relations:

AGORA Investor Relations
http://www.agoracom.com/IR/Neptune
NTB@agoracom.com

Serge Comeau
sergec@neptunebiotech.com
Director, Investor Relations